July 27, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated June 18, 2009 referencing the supplemental comment letter dated February 18, 2009 referencing the supplemental comment letter dated January 23, 2009 and referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below the text of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: We believe 4Kids practice of excluding 50% of its co-production costs from the scope of SOP 00-2 is inconsistent with its view that the consideration received from the Customer for 4Kids production effort is revenue. If 4Kids continues to believe that accounting for the Customer Arrangement as a revenue transaction is appropriate, we believe 4Kids should restate its financial statements to apply SOP 00-2 to both the revenues generated and costs incurred to produce and distribute the film. We explain below our understanding of your accounting analysis, our rationale for the belief expressed above, and an alternative accounting treatment 4Kids may wish to consider. Our conclusion is based on your responses to our comments and the supplemental information provided April 21, 2009. New or different facts could warrant a different conclusion. If after considering the points below, you continue to believe your historical accounting for the Customer Arrangement is correct, please provide the correspondence described in the guidance for consulting with the Office of the Chief Accountant of the Commission included at the following web address – http://www.sec.gov/info/accountants/ocasubguidance.htm.

Our Understanding of your Accounting Analysis

In your March 30, 2009 response, you indicate that production costs incurred by 4Kids and reimbursed by the customer are not subject to SOP-002 for three reasons.

•

You note SOP 00-2, paragraph 92 indicates that the SOP did not address the accounting for co-production and co-financing arrangements with other entities that are beyond “standard” distribution arrangements.  You believe the Arrangement with the Customer is one such arrangement.  However, in your March 3, 2009 response, you assert that the Arrangement is not within the scope of EITF 07-1 because the Customer is not an active participant.

•

You note that if 4Kids accounted for such costs under SOP 00-2 then 150% of the co-production costs (100% incurred by 4Kids and 50% incurred by the Customer) would be accounted for under SOP 00-2.  You believe this outcome provides support for you view that such costs should be excluded by 4Kids from SOP 00-2.

•	You view the 50% of the co-production effort incurred by 4Kids at market rates as a service provided to the Customer for which you believe you are the principal under EITF 99-19.

Our Rationale

SOP 00-2, paragraph 92 notes that the accounting for an Arrangement should be based on facts, circumstances, and contractual arrangements. Implicit in accounting for the consideration received as revenue is an assertion that 4Kids provided a product or service to the Customer. In both the supplemental information you provided and in your previous correspondence, that service as it relates to production described as producing an episodic television show about intellectual property created, owned and controlled by the Customer. Because 4Kids generally incurs 100% of the production costs, the substance when viewed as a revenue transaction appears to be the sale by 4Kids of 50% of its interests in the episodic television series it created and delivered to the Customer. SOP 00-2 applies to the sale of an episodic television series and the related direct and indirect costs incurred to generate the series absent a scope exception.

Your accounting for the Arrangement as a revenue transaction appears to be inconsistent with the scope exception provided in SOP 00-2, paragraph 92. The nature of the arrangements identified in SOP 00-2, paragraph 92 are not revenue transactions, with the possible exception cited being and EITF 88-18 transaction. You have not asserted that EITF 88-18 applies to your Arrangement nor does it appear to apply in light of the Customer’s exclusive ownership of the intellectual property on which the episodic television is based and from which future cash flows will be generated. Further, we observe that the EITF 88-18 model, if applicable, included a rebuttable presumption that proceeds received from the Customer are debt because of 4Kids continuing involvement in the cash flows due the Customer.

The description of the consideration to be paid by the Customer does not cause the costs incurred to generate that consideration to be an SOP 00-2, paragraph 92 arrangement. We acknowledge that the consideration paid by the Customer is described as 50% of 4Kids production costs reimbursed at market rates. However, we believe that this only serves to reinforce the substance of the transaction when viewed as a revenue transaction, namely the sale by 4Kids of 50% of the outcome of its production efforts, rather than suggest that some of 4Kids production costs should be excluded from SOP 00-2.

The Customer’s accounting for the consideration paid as SOP 00-2 capitalized film cost does not obviate the need for 4Kids to apply SOP 00-2 to the costs it incurred to generated revenue from the sale of a 50% interest in the episodic television series. Proper application of generally accepted accounting principles can in certain circumstances lead to asymmetrical accounting by parties to a transaction. Such asymmetry does not cause the Arrangement to be excluded from the requirements of SOP 00-2. While determinative, we note that because the SOP 00-2 individual-

film-forecast-computation method amortizes cost in the same ratio that current period actual revenue bears to estimated unrecognized revenue, the sale by 4Kids of a 50% interest in the episodic television series it created will cause amortization of capitalized film cost to increase in the period in which it is appropriate to recognize revenue from the Customer. Whether that increased amortization will equal 50% of the production costs incurred by 4Kids will depend in part on 4Kids estimates of ultimate revenue as that term is used in SOP 00-2.

Alternative Accounting

In your March 30, 2009 response, you assert that the Arrangement is not within the scope of EITF 07-1 because the Customer is not an active participant. However, the supplemental information you provided on April 21, 2009 appears to describe ownership and approval rights retained by the Customer that may be consistent with active participation, as described in EITF 07-1. 4Kids may wish to reevaluate whether the Arrangement is an EITF 07-1 collaboration arrangement and whether the accounting described in Illustration 4 to EITF 07-1 would be appropriate. If 4Kids believes that the Arrangement is an EITF 07-1 collaborative arrangement, please provide an analysis of whether the profit inherent in the reimbursed of production costs would be more appropriately reflected as a deposit liability rather than a reduction of capitalized film cost.

2.

In your March 30, 2009 letter you indicate that 4Kids records production revenue when the services on the respective animated episodes are performed.  This policy appears to be inconsistent with the revenue recognition criteria in SOP 00-2.  As noted in the preceding comment, we believe that if 4Kids continues to believe that accounting for the Customer Arrangement as a revenue transaction is appropriate, 4Kids should restate its financial statements to apply SOP 00-2 to both the revenues generated and costs incurred under the Arrangement to produce and distribute the film.

3.

Please provide proposed revised financial statement disclosure about the Arrangement that identifies: the rights and obligations of the parties; the deliverables in the Arrangement; the unit(s) of account and how it was determined (see for example EITF 00-21); the accounting for each unit of account, including the classification of and timing of recognition of consideration received and costs incurred.

4.

The April 21, 2009 supplemental information appears to suggest that 4Kids has an obligation to advertise the episodic television and that the Customer has an obligation to purchase air time and /or advertising from 4Kids.  Please ensure that the disclosure requested in the preceding comment addresses your accounting for this aspect of the Arrangement.  See for example SOP 00-2, paragraph 21.

Response: In further evaluating the production arrangements to which the Company is a party, 4Kids has considered the alternative accounting found in Illustration 4 pertaining to EITF 07-1. Under EITF 07-1, a collaborative arrangement is a contractual arrangement that involves a joint operating activity. These arrangements involve two or more parties who are both (a) active participants and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. Although the Company’s overall responsibility as it relates to the television series is to create, write, adapt, produce, change, update and complete the final product as well as to act as the principal in these transactions, take title to the products, assume risks, and perform many of the services needed to complete the product, based on the guidance in EITF 07-1, the Licensor holds a legal right to the underlying intellectual property thereby making it an “active participant” in the collaborative arrangement.

As demonstrated in Illustration 4 of EITF 07-1, 4Kids will record a receivable for the Licensor’s share of the production costs incurred by the Company with a corresponding reduction in capitalized film costs. 4Kids will generate a budget (obtaining the Licensor’s approval) for the production costs and a payment schedule which corresponds to the various stages of production which have been completed. Production costs are billed as they are incurred and are not based on the original budgeted payment schedule. Since the repayment of the production costs are for actual costs with no inherent profit incurred and not for advances of future cost to be incurred, the corresponding entry is to reduce capitalized film costs and not to record a deposit liability. Any amounts received in advance would be deferred until actual expenses are incurred. Additionally, as stated in EITF 07-1, for costs incurred and revenue generated, the participant in a collaborative arrangement that is deemed to be the principal participant characterizes all of the gross revenue generated as revenue on its income statement and likewise records all of the associated costs.

4Kids will begin to disclose these agreements in its Form 10-Q for the period ended June 30, 2009 and then again when additional collaborative arrangements are entered into or at a minimum annually, if there are no new significant agreements. The following information for the significant collaborative arrangements will be disclosed:

1)	Information about the nature and purpose of the collaborative arrangements.
2)	The rights and obligations under the collaborative arrangements (including any advertising commitments).
3)	The accounting policy for collaborative arrangements in accordance with Opinion 22.
4)	The income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants for each period an income statement is presented.

We anticipate that the disclosure in the financial statements will appear substantially as follows:

COLLABORATIVE ARRANGEMENTS

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property (“EITF 07-1”). The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity’s business, and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification of significant financial statement amounts related to the arrangements. The Company adopted EITF 07-01 effective January 1, 2009. The adoption did not have an impact on the Company’s financial statements or any financial statements line item. The arrangements that existed on January 1, 2009 and June 30, 2009 are discussed below.

(a) On December 11, 2006, 4Kids Licensing, CUSA and Apex (collectively, the “Licensor”) entered into an amended and restated Chaotic Property Representation Agreement (“CPRA”) replacing the original Chaotic Property Representation Agreement entered into by the parties in April 2005. Under the terms of the CPRA, 4Kids Licensing is granted exclusive television broadcast and production, merchandising licensing, and home video rights to the “Chaotic” Property worldwide in perpetuity, subject to certain limited exceptions. Under the terms of the CPRA, all “Chaotic” related income less approved merchandising and other expenses shall be distributed 50% to the Company and 50% to CUSA and Apex, excluding trading card royalties which are distributed 55% to 4Kids Digital and 45% to CUSA. Additionally, all approved expenses for production of the television episodes based on the “Chaotic” property are allocated 50% to 4Kids and 50% to CUSA and Apex. Furthermore, 4Kids and the Licensor shall have mutual approval of the following with respect to the production of the episodes: (i) the bible (full description of show and its characters) (ii) the production budget, which is estimated in the range of $275,000 to $325,000 per episode (iii) the scripts (iv) the rendering and voices of the primary characters, and (v) the music and effects. The Licensor’s share of production cost can be paid either by direct contribution by the Licensor or by means of a recoupment from the Licensor’s share of cash received from Property income.

4Kids and the Licensor will establish a $1,000,000 advertising and marketing budget with respect to the series which shall be equally funded cooperative advertising allowances obtained from licensees, through Property net income, or through equal contributions. There are no advertising commitments related to this contract.

The Licensor is and shall remain the sole and exclusive owner of all rights, title and interest to the Property. Notwithstanding the foregoing, the Licensor and 4Kids shall jointly own the copyright to the co-financed episodes for life of the copyright.

In accordance with SOP 00-2, the Company amortizes the costs of production for the film and television programming using the individual-film-forecast method under which such costs are amortized for each film or television program in the ratio that revenue earned in the current period for such title bears to management’s estimate of the total revenues to be realized from all media and markets for such title. 4Kids will record a receivable for Licensor’s share of the production costs incurred by the Company with a corresponding reduction in capitalized film costs. All exploitation costs, including advertising and marketing costs are expensed as incurred.

Additionally, as stated in EITF 07-1, for costs incurred on behalf of the Licensor and the revenue generated, the participant in a collaborative arrangement that is deemed to be the principal participant characterizes all of the gross revenue generated as revenue on its income statement and likewise records all of the associated costs.

The income statement classification and amounts attributable to transactions arising from the collaborative arrangement between participants are as follows:

	For the Six Months Ended June 30,
	2009	2008
Production service revenue from collaborative agreements	$931,935	$1,274,365
Production service costs from collaborative agreements	(931,935)	(1,274,365)
Net Profit	$ 0	$ 0

(b)	There are currently no other collaborative agreements which are deemed to be significant.

If you have further questions regarding these matters, it may be helpful to schedule a conference call to discuss these comments before the filing of our June 30, 2009 Form 10-Q, which we expect to file on or about August 7, 2009. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.